United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Vale announces the redemption of its 5.625% guaranteed notes due 2019 and a cash tender offer for its 4.625% guaranteed notes due 2020

Rio de Janeiro, Brazil — August 28, 2017 — Vale S.A. (“Vale”) announced that today its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”) (i) exercised the right to redeem all the US$1,000,000,000.00 outstanding 5.625% guaranteed notes due 2019 (CUSIP No. 91911TAJ2) (the “2019 Notes”) and (ii) commenced an offer to purchase for cash (the “Tender Offer”) up to an aggregate principal amount of US$750,000,000.00 of its outstanding 4.625% guaranteed notes due 2020 (CUSIP N. 91911TAL7) (the “2020 Notes”).

Vale Overseas notified today the holders of the 2019 Notes of its election to redeem all the outstanding 2019 Notes and pay the related “make-whole” premium calculated in accordance with the terms of the indenture governing the 2019 Notes. The redemption date of the 2019 Notes will be September 28, 2017. This press release shall not constitute a notice of redemption of the 2019 Notes.

The Tender Offer for the 2020 Notes is made upon the terms and subject to the conditions set forth in the offer to purchase dated August 28, 2017 (the “Offer to Purchase”). The Tender Offer is not contingent upon the tender of any minimum principal amount of 2020 Notes, but Vale Overseas will only purchase up to a maximum principal amount of US$750,000,000.00 of 2020 Notes (the “Maximum Tender Amount”).

The Tender Offer will expire at 11:59 p.m., New York City time, on September 27, 2017 unless earlier terminated or extended by Vale Overseas (such time and date, as they may be extended, the “Expiration Date”). Holders of 2020 Notes that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on September 13, 2017, unless extended (such time and date, as they may be extended, the “Early Tender Date”) will be eligible to receive the total consideration of US$$1,067.50 per US$1,000.00 principal amount of 2020 Notes tendered (the “Total Consideration”), which includes an early tender premium of US$30.00 per US$1,000.00 principal amount of 2020 Notes validly tendered. Holders of 2020 Notes that are validly tendered after the Early Tender Date but on or prior to the Expiration Date will be eligible to receive the tender offer consideration of US$1,037.50 per US$1,000.00 principal amount of 2020 Notes tendered (the “Tender Offer Consideration”). 2020 Notes tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on September 13, 2017, unless extended, but not thereafter. In addition to the Total Consideration and the Tender Offer Consideration, as applicable, holders whose 2020 Notes are tendered and accepted for purchase in the Tender Offer will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the applicable settlement date.

Vale Overseas reserves the right, but is under no obligation, at any point following the Early Tender Date and before the Expiration Date, to accept for purchase any 2020 Notes validly tendered and not subsequently withdrawn on or prior to the Early Tender Date (the “Early Settlement Right”). The date of payment for 2020 Notes purchased pursuant to the Early Settlement Right (the “Early Settlement Date”) will be determined at Vale Overseas’ option and is currently expected to be September 18, 2017, subject to all conditions of the Offer having been either satisfied or waived by Vale Overseas. All 2020 Notes tendered and accepted for purchase that have not been settled on the Early Settlement Date, if any, will be settled promptly following the Expiration Date. In all cases, the total principal amount of 2020 Notes accepted for purchase by Vale Overseas may be subject to proration based upon the Maximum Tender Amount as described in the Offer to Purchase, and acceptance of validly tendered and not withdrawn notes is not a guarantee of purchase.

Vale Overseas has retained Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. to serve as dealer managers and Global Bondholder Services Corporation to serve as depositary and information agent for the Tender Offer. The Offer to Purchase and any related supplements are available at the Global Bondholder Services Corporation website at http://www.gbsc-usa.com/Vale/. The full details of the Tender Offer, including complete instructions on how to tender 2020 Notes, are included in the Offer to Purchase. Holders of 2020 Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to Global Bondholder Services Corporation by telephone at +1(212) 430-3774 or +1(866) 470-3900 (US toll free) or in writing at contact@gbsc-usa.com. Questions about the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1(212) 723-6106 (collect) or +1(800) 558-3745 (US toll free); Credit Agricole Securities (USA) Inc. by telephone at +1(212) 261-7802 (collect) or +1(866) 807-6030 (US toll free); RBC Capital Markets, LLC by telephone at +1(212) 618-7822 (collect) or +1(877) 381-2099 (US toll free); or Scotia Capital (USA) Inc. by telephone at +1(212) 225-5559 (collect) or +1(800) 372-3930 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer is being made only by, and pursuant to the terms of, the Offer to Purchase. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be made by the dealer managers on behalf of Vale Overseas. None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the 2020 Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their 2020 Notes in response to the Tender Offer. None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the 2020 Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Tender Offer other than the information and representations contained in the Offer to Purchase.

The transactions described above are consistent with Vale’s strategy of generating shareholder value, strengthening its balance sheet and reducing its indebtedness.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andré.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 28, 2017		Director of Investor Relations